EXHIBIT 99.1

Osisko Gold Royalties Provides Notice of Fourth Quarter and Full Year 2019 Results and Conference Call Details

MONTREAL, Jan. 30, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) announces that its fourth quarter and full year 2019 results will be released after market on Wednesday, February 19, 2020 followed by a conference call on Thursday, February 20, 2020 at 10:00 am EST.

Q4 and Full Year 2019 Results Conference Call Information

Those interested in participating in the conference call should dial in at 1-(617) 826-1698 (international), or 1-(877) 648-7976 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on February 20, 2020 until 11:59 pm EST on February 28, 2020 with the following dial in numbers: 1-(855) 859-2056 (North American toll free) or 1-(404) 537-3406, access code 1189268. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also holds an equity portfolio of publicly traded resource companies, including a 15.9% interest in Osisko Mining Inc., a 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Investor Relations Tel. (514) 940-0670 info@osiskogr.com